PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50382

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LAMPOST CAPITAL, L.C.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1900 GLADES ROAD, SUITE 205
(No. and Street)

BOCA RATON	**FLORIDA**	**33431**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL MEADE	**561-883-0454**	MSMEADE@THELAMPOST.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	**MAITLAND**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	**1839**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, MICHAEL MEADE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LAMPOST CAPITAL, L.C., as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Heather Bilodeau
My Commission HH 101235
Expires 07/01/2025

Signature: [signature]

Title:
CHIEF EXECUTIVE OFFICER

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LAMPOST CAPITAL, L.C.

FINANCIAL STATEMENT
FOR THE YEAR ENDED

DECEMBER 31, 2021

LAMPOST CAPITAL, L.CL
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Lampost Capital, L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lampost Capital, L.C. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Lampost Capital, L.C. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lampost Capital, L.C.'s management. Our responsibility is to express an opinion on Lampost Capital, L.C.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lampost Capital, L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Lampost Capital, L.C.'s auditor since 2011.

Maitland, Florida

March 26, 2022

LAMPOST CAPITAL, L.C.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2021

Assets

Cash and cash equivalents	$ 1,287,146
Deposit with clearing broker	517,290
Accounts receivable	956,679
Lease ROU asset	53,517
Prepaid expenses and other current assets	21,872
Equipment & Leasehold improvements (less accum depr of $17,723)	14,053
	$ 2,850,557

Liabilities and members' equity

Liabilities:	
Accounts payable	$ 22,406
Lease liability	53,517
Accrued expenses and other liabilities	549,362
Total liabilities	625,285
Members' equity	2,225,272
	$ 2,850,557

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Lampost Capital, L.C. (the "Company") was organized as a limited liability company on July 16, 1997, in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates an office in Boca Raton, Florida. The Company's sources of revenue are derived from unsolicited brokerage transactions, exchange rebates, payment for order-flow and fees for other services rendered. The Company is an introducing broker-dealer and clears its trades through ICBC Financial Securities LLC (the "Clearing Broker"). Although the Company's Clearing Broker maintains the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Deposit from clearing broker – The Company is required to maintain a clearing deposit of $250,000 with the Company's clearing agent.

Due from clearing broker and order flow - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker and some miscellaneous receivables. Due from order flow represents amounts due from order flow activities from various venues. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results.

Fair values of financial instruments – All of the Company's financial instruments are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Significant Judgments – Revenue includes brokerage commissions, exchange rebates, and payment for order flow. The recognition and measurement of revenue is based on the assessment of individual items. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constrains on variable consideration should be applied due to uncertain future events.

Securities transactions – In the ordinary course of business, the Company may purchase securities from other dealers for its own account. The securities may then be sold to other dealers. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified to the company, the pricing is agreed upon and the risk and rewards of ownership have been transferred.

Commissions - The Company charges commissions for transactions initiated on retail, institutional and wholesale basis. Each time a buy or sell transaction is completed, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the

underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Advisory fees – The Company may provide advisory services. Revenue for advisory arrangements is generally recognized over the time in which the performance obligations are provided by the Company and consumed by the customer.

Proceeds and payments from order flow activity – The Company earns transaction fees for order flow activity from its customers. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Leasehold improvements – Leasehold improvements are amortized over the shorter of the useful life of the related asset or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred.

Leases – The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract. The Company recognizes a lease liability and a right of use (ROU) asset at commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The Company has a lessee for office space (see Note 5).

Income taxes - The Company, with the consent of its members, elected to be taxed as an S Corporation under the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. Federal and State income tax examinations related to the Company's activities for tax years before 2018.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. EQUIPMENT & LEASEHOLD IMPROVEMENTS

Leasehold improvements total $31,776 as of December 31, 2021. Depreciation expense related to the leasehold improvements was $5,976 for the year ended December 31, 2021.

4. RELATED PARTY TRANSACTIONS

An affiliated entity executes transactions on behalf of its clients through the Company and the Clearing Broker and the Company receives commissions on the trades and other income derived from the balances in the accounts of those clients, which amounted to $1,249 for the year ended December 31, 2021, and is included in commissions on the Statement of Income.

5. LEASES & CONTRACTUAL COMMITMENTS

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of three years. The Company classified this lease as an operating lease. Payments due under the lease includes fixed payments.

Amounts reported in the balance sheet as of December 31, 2021 were as follows:
   Operating lease ROU asset - $53,517
   Operating lease liabilities - $53,517

The Company's office lease expires on October 31, 2025. Rent expense, including parking fees and sales tax for the year ended December 31, 2021 was $20,254. The Company's minimum annual rental obligations are as follows: calendar year ended December 31, 2022 - $13,988; year ended December 31, 2023 - $14,406; year ended December 31, 2024 - $14,838 ; and year ended December 31, 2025 - $12,679.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

The Company maintains cash at five national banks. The cash is maintained in FDIC checking accounts and insured money market deposit accounts. At times the cash balances may exceed FDIC insured limits of $250,000. The Company believes that there are no significant risks with regards to such deposits.

The Company maintains accounts at its Clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $250,000 for cash not maintained in money market funds) by the Securities Investor Protection Corporation ("SIPC").

7. SIGNIFICANT CUSTOMERS

Revenue earned by the Company from its five largest sources of revenue totaled $15,128,045 for the year ended December 31, 2021, representing 81% of the Company's total revenue for that year.

8. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($38,137 at December 31, 2021) or $100,000, whichever is greater. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2021, the net capital, as computed, was $1,260,273. Consequently, the Company had excess net capital of $1,160,273. At December 31, 2021 the percentage of aggregate indebtedness to net capital was 45.37% versus an allowable percentage of 1500%.

9. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2021, FOCUS IIA, and the computation shown on the Computation of Net Capital pursuant to SEC Rule 15c3-1 agree.

10. NOTES PAYABLE

On May 6, 2020, the Company was granted a loan in the amount of $63,792 pursuant to the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (CARES Act), provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of qualifying businesses. The Company applied for and has been notified that $63,792 in eligible expenditures for payroll and other expenses described in the CARES Act has been forgiven. Loan forgiveness is reflected in other income in the accompanying statement of income. There is no remaining loan balance at December 31, 2021.

11. SUBSEQUENT EVENTS

In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure through March 26, 2022, the date the financial statements were available to be issued. The Company has determined that there were no events that need disclosure.

12. COMMITMENTS AND CONTINGENCIES

The Company is unaware of any adversary proceedings to which the Company may be liable. There are no other commitments and contingencies except as noted in Note 5.